Exhibit 99.1

Immuron sales surge by 66% in the Third Quarter of FY19

Key Highlights:

●	Immuron achieved 66% YoY growth in worldwide sales for the third quarter of FY19, ending March 31, 2019.
●	In Australia Q3 sales of Travelan® surged ahead, growing 73% YoY.
●	In the US Q3 sales of Travelan® were similarly strong, growing 60% YoY.
●	During Q3 FY19, Immuron received their first purchase order for Canada, marking Travelan®’s re-entry into this market of keen travellers.

Melbourne, Australia, April 15, 2019: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the treatment of gut mediated diseases, today announced its third quarter FY19 sales results for its commercially available products, including Travelan®, the over-the-counter gastrointestinal and digestive health supplement.

Immuron worldwide product sales grew by 66% YoY in the third quarter of FY19, reaching AU $616K AUD in Q3 FY19, compared to AU $371K in Q3 FY18. YTD March 31 worldwide sales reached AU $1.7M, marking a solid 23% increase on the same time last year.

In Australia, Travelan® sales rocketed to AU $332K in Q3 FY19, representing a 73% increase over Q3 FY18 (AU $192K) demonstrating that efforts to raise consumer awareness of the brand through expanded co-operative Marketing initiatives with major Pharmacy banners have impacted positively on sales. YTD March 31 sales of Travelan® in Australia exceeded the AU $1M mark and are 18% higher than the same time last year.

In the US, Travelan® sales surged ahead growing 60% YoY to AU $266K for Q3 2019 as the partnership with USA’s largest travel medicine network, Passport Health continues. Sales of Travelan® on the Amazon Platform are also steadily increasing. YTD March 31 US Sales (AU $635K) are sitting 27% higher than the same time last year.

April 2019 marks the official relaunch of Travelan® in Canada with ANB Canada managing the distribution and marketing of Travelan® into the Retail Pharmacy sector. Passport Health are selling the product through their Canadian Travel Medicine Clinic network. The first Travelan® purchase order for the Canadian market was received by Immuron in Q3 2019 which will translate into revenue in Q4 2019.

Level 3, 62 Lygon Street, Carlton South, Victoria AUSTRALIA 3053	www.immuron.com ABN: 80 063 114 045	Phone: + 61 (0)3 9824 5254 Facsimile: + 61 (0)3 9822 7735

“Our concerted focus on expanding sales growth of Travelan® within existing markets, coupled with our re-entry into Canada puts us in a strong position for continued growth,” commented Dr. Gary S. Jacob, CEO of Immuron. “We will continue to work towards expanded sales growth, with particular emphasis on building the market for Travelan® in North America.”

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COMPANY CONTACT: Gary S. Jacob, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au	USA INVESTOR RELATIONS: Dave Gentry - CEO RedChip Companies, Inc. US Ph: +1 (407) 491 4498 dave@redchip.com

ABOUT IMMURON:

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian microbiome biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a unique and safe technology platform that enables a shorter development therapeutic cycle. In Australia Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travellers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada Travelan® is a licenced natural health product (NPN 80046016) and is indicated to reduce the risk of Travellers. In the U.S. Travelan® is sold as a dietary supplement for digestive tract protection. Immuron’s lead clinical candidate, IMM-124E, is presently in Phase II trials in Severe Alcoholic Hepatitis (SAH) and Pediatric Nonalcoholic Fatty Liver Disease (NAFLD). The company now has plans to develop a U.S. registration dossier for IMM-124E for Travellers’ Diarrhea. Immuron’s second clinical-stage asset, IMM-529, targets Clostridium difficile Infections (CDI), and is presently in a clinical trial in CDI patients. These products together with the Company’s other preclinical immunotherapy pipeline products currently under development targeting immune-related and infectious diseases are anticipated to meet pressing needs in the global immunotherapy market.

For more information visit: http://www.immuron.com.

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

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